Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

April 27, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re.        Trio Merger Corp.
Registration Statement on Form S-1, as amended by Amendment No. 1
Filed April 13, 2011
File No. 333-172836

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 20, 2011, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ajay Koduri.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note your response to comment four from our letter dated April 8, 2011.  Please revise to disclose prominently that a working capital condition may require you to redeem a significantly smaller amount of your public shares than the current requirement that lets you redeem up to one share less than 90% of your public shares.  We also note you have not complied with the second part of comment four; we reissue it.  Where you compare your 90% redemption threshold to the equivalent threshold used by most blank check companies, please also disclose the amount of the common shares for which you will seek to redeem through a tender offer may be lower than the threshold used by most blank check companies.

Securities and Exchange Commission
April 27, 2011

We have revised the disclosure on pages 3 and 11 of the Registration Statement as requested.

The Offering, page 5

2.
We note from page 13 that you have a 10b5-1 plan that will commence 61 days after the date of the prospectus and end on the earlier of the date immediately prior to the vote held to approve a business combination or your determination to commence a tender offer.  However, Rule 14e-5 requires the plan to end upon your announcement of the business combination.  Revise accordingly.

We disagree with the Staff’s conclusion that the mere announcement of a business combination constitutes the initiation (or announcement) of a tender offer.  In the context of a blank check company that would be required to conduct a tender offer to redeem its securities from shareholders (for example, in the context of a foreign private issuer), we understand that the Staff takes the position that the announcement of a business combination constitutes the announcement of a tender offer.  However, when a company may elect to conduct its process in one of two ways, either through a vote or through a tender offer (which choice is available to the Company), we do not believe the announcement that such company has located a target business, without indication of whether such company will conduct a vote or a tender offer, would be equivalent to announcing a tender offer.

Notwithstanding the foregoing, we have revised the disclosure on pages 13 and 51 of the Registration Statement to indicate that the Company may make purchases of shares at any time commencing at any time commencing 61 days after the effective date of the Registration Statement and ending on the date the Company announces a business combination.  Because the permitted purchases will cease upon the announcement of a business combination (which the SEC is indicating commences the tender offer process), purchases would not be subject to the tender offer rules (which require that repurchases made during a tender offer commenced by a company be made only within the confines of such tender offer).

Securities and Exchange Commission
April 27, 2011

Our officers and directors will allocate their time to other businesses…, page 24

3.
We note your response to comment 20 from our letter dated April 8, 2011.  We understand your disclosure on page 55 that your executive officers are not obligated to devote any specific number of hours to your business and only intend to devote as many hours as they deem necessary.  Further, we understand the hours the two executive officers will devote to your company will depend on whether a target is selected and the stage of negotiations.  Nevertheless, we note Mr. Rosenfeld completed two acquisitions, Hill and Primoris, with two prior blank check companies.  Based on this experience, please explain how many hours management will devote to your business and their other businesses.  We understand your estimation is subject to your officers and directors not being required to spend any specific amount of time on your affairs but being required to spend the time they believe is necessary.

We have revised the disclosure on pages 23 and 55 of the Registration Statement to indicate that the Company’s executive officers expect to devote an average of approximately 10 hours per week to the Company’s business, as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eric S. Rosenfeld